UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: May 3, 2024

Commission File Number: 001-36028

ARDMORE SHIPPING CORPORATION

(Translation of registrant’s name into English)

Belvedere Building

Ground Floor

69 Pitts Bay Road

Pembroke, HM08

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40- F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit I to this Report on Form 6-K is a copy of the Proxy Statement of Ardmore Shipping Corporation (the “Company”), dated May 3, 2024.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

●	REGISTRATION STATEMENT ON FORM F-3D (NO. 333-203205) FILED WITH THE SEC ON APRIL 2, 2015;
●	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-213344) FILED WITH THE SEC ON AUGUST 26, 2016;
●	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-258974) FILED WITH THE SEC ON AUGUST 20, 2021; AND
●	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-267260) FILED WITH THE SEC ON SEPTEMBER 2, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: May 3, 2024	By:	/s/ Bart B. Kelleher
Bart B. Kelleher
Chief Financial Officer

2024

NOTICE OF

Annual Meeting and

Proxy Statement

LETTER FROM OUR CHIEF EXECUTIVE OFFICER

May 3, 2024

Dear Shareholder,

2023 was another successful year for Ardmore in terms of strong performance and progress. Our global platform and our modern fleet are strategically located in key regions to serve our customers, and we remain nimble and agile, which better enables us to take advantage of opportunities in today’s dynamic markets.

We delivered net income and adjusted earnings1 of $113 million ($2.71 per diluted share) for 2023. Rates remained elevated throughout the year, due to very tight supply-demand fundamentals. Ongoing and new geopolitical conflicts and climate-related water shortages in the Panama Canal resulted in rerouting of vessels and longer voyage times, increasing ton-mile demand, while the number of vessels in our markets remained constrained. Our results also reflect our focus on commercial and operational quality and efficiency.

We have a diverse and talented team across the company, with strong collaboration between seafarers and onshore staff, which helps drive our continued progress. I’d particularly like to acknowledge the key role of our seafarers in helping to ensure smooth functioning of global supply chains. In this increasingly dangerous world, their safety remains a top priority of Ardmore.

Executing Capital Allocation Policy

Our capital allocation policy sets out our priorities among fleet maintenance, financial strength, accretive growth and, once the other priorities are achieved, returning capital to shareholders. In 2023, we continued to execute our capital allocation policy by paying out to our shareholders one-third of our adjusted earnings as quarterly cash dividends. Since adopting this dividend policy starting with the fourth quarter of 2022, we have returned over $50 million in dividends to shareholders, which is nearly 10% of the amount of our market capitalization.

As part of the capital allocation policy, we also focus on effective cost control and strengthening our balance sheet. During 2023 we further reduced our debt levels and increased our very positive liquidity position, providing significant flexibility to us as we consider future investments and opportunities in our business and markets.

As part of our focus on gradual fleet upgrades and modernization, we recently announced the acquisition of a 2017-built tanker and the sale of a 2010-built tanker. We continue to invest in our fleet to improve operating performance, reduce emissions and enhance our earnings with energy efficient technologies, including the installation of carbon-capture ready scrubber installations on [certain of] our MR vessels.

1 Adjusted earnings is a non-GAAP measure. Please see Ardmore’s earnings release for the three and twelve months ended December 31, 2023, for a definition of this non-GAAP measure and a reconciliation of adjusted earnings to net income (the most directly comparable financial measures under United States generally accepted accounting principles (GAAP)), for the year ended December 31, 2023.

Focus on Sustainability and Best-In-Class Governance

Consistent with our long-term focus, in March 2023 our Board of Directors formed a Sustainability Committee to advise on environmental, social, energy transition and other corporate sustainability matters. The committee members who oversee these important and complex areas of our business include committee chair Dr. Kirsi Tikka (who has a Ph.D. in naval architecture and possesses extensive experience in design and clarification of vessels), Helen Tveitan, head of Carisbrooke Shipping, and Mats Berglund, former CEO of Pacific Basin Shipping.

Our internal Energy Transition Team, which is led by Ardmore’s Director of Innovation, is focused on working collaboratively with customers, technology providers and our broader organization in developing valuable projects and investments for our fleet, with a focus on reducing emissions while also driving performance. Since the implementation of our Energy Transition Plan three years ago, this team has evaluated over 200 potential solutions and successfully implemented 14 of them, resulting in significant financial returns on investment while also reducing carbon emissions of our fleet.

In terms of our overall corporate governance, we are pleased to be recognized again as the number one ranked publicly traded tanker company on the Webber ESG scorecard, which recognizes companies in the industry that prioritize strong corporate governance and capital stewardship.

Well Positioned in 2024

Looking forward, we believe we are well positioned to continue to advance our strategy and deliver value to shareholders in 2024. We have seen positive market supply-demand fundamentals and achieved strong results in the first quarter, which conditions are continuing to date in the second quarter. In addition, our strengthened balance sheet has enabled us to execute on all our capital allocation priorities, and we continue to seek to: reduce emissions by leveraging our investments in diverse technological and process optimization; increase our performance; and continue to advance industry leading best practices.

We appreciate your continued investment in Ardmore Shipping Corporation and ask for your support at the upcoming 2024 annual meeting of shareholders, to be held on June 17, 2024. Additional detail and information about the annual meeting, the proposals to be voted upon, and our company is provided in the following pages.

Sincerely,

/s/ Anthony Gurnee

Anthony Gurnee

Chief Executive Officer

2024 ANNUAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	1
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING	2
Why am I receiving these materials?	2
What information is contained in this proxy statement?	2
How may I obtain Ardmore’s annual report to shareholders?	2
How may I obtain Ardmore’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?	2
What items of business will be voted on at the annual meeting?	2
How does the Board recommend that I vote?	2
What shares can I vote?	3
What is the difference between holding shares as a shareholder of record and as a beneficial owner?	3
How can I attend the annual meeting?	3
How can I vote my shares in person at the annual meeting?	4
How can I vote my shares without attending the annual meeting?	4
Can I change my vote?	4
Is my vote confidential?	4
How many shares must be present or represented to conduct business at the annual meeting?	4
How are votes counted?	4
What is the voting requirement to approve each of the proposals?	5
Is cumulative voting permitted for the election of directors?	5
What happens if additional matters are presented at the annual meeting?	5
What should I do if I receive more than one set of voting materials?	5
How may I obtain a separate set of voting materials?	5
Who will bear the cost of soliciting votes for the annual meeting?	6
Where can I find the voting results of the annual meeting?	6
What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?	6
How may I communicate with Ardmore’s Board or the non-management directors on Ardmore’s Board?	7
CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS	8
COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT	10
PROPOSALS TO BE VOTED ON	12

i

ii

ARDMORE SHIPPING CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date and Time	June 17, 2024, at 10:00 a.m. Atlantic Time

Place	Belvedere Building 69 Pitts Bay Road, Ground Floor Pembroke HM08 Bermuda

Items of Business	(1) To elect two Class II directors to our Board of Directors for a term of three years.
(2) To transact such other business as may properly come before the annual meeting.

Adjournments and Postponements

Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date

The record date for the annual meeting is April 23, 2024. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the annual meeting or any adjournment or postponement of the meeting.

Internet Availability

We are furnishing proxy materials to our shareholders over the Internet. On or about May 3, 2024, we will mail to our shareholders a notice containing instructions on how to access our 2024 proxy statement and 2023 annual report via the Internet and vote online. The notice also provides instructions on how shareholders can request a paper copy of these documents, if they desire.

If you hold your shares in street name, please vote your shares by following the instructions set forth in the notice provided by your broker, bank, trust, or other holder of record, which may permit you to submit your voting instructions by mail, by telephone or via the Internet.

Voting

Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read the proxy statement and vote online or submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of the proxy statement and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

/s/ Bart Kelleher

Bart Kelleher

Secretary

May 3, 2024

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about May 3, 2024.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Why am I receiving these materials?
A:

The Board of Directors (or Board) of Ardmore Shipping Corporation, a corporation organized in the Republic of the Marshall Islands (or Ardmore), is providing these proxy materials to you in connection with Ardmore’s Annual Meeting of Shareholders, which will take place on June 17, 2024. As a shareholder, you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	What information is contained in this proxy statement?
A:

The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of our directors and executive officers, and certain other information about us.

Q:	How may I obtain Ardmore’s annual report to shareholders?
A:	A copy of our 2023 annual report to shareholders is available in the “Investors” section of our website at www.ardmoreshipping.com.
Q:	How may I obtain Ardmore’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?
A:

You may obtain a copy of our 2023 Annual Report on Form 20-F from our website at www.ardmoreshipping.com in the “Investors” section of our website, and from the SEC’s EDGAR database on the SEC’s website at www.sec.gov. Shareholders may also request a free copy of our 2023 Annual Report on Form 20-F from:

Ardmore Shipping Corporation

Belvedere Building

69 Pitts Bay Road, Ground Floor

Pembroke, HM08

Bermuda

Attention: Investor Relations

Telephone: +1 441 405 7800

Email: info@ardmoreshipping.com

We will also furnish any exhibit to the Form 20-F, if specifically requested.

Q:	What items of business will be voted on at the annual meeting?
A:	The items of business scheduled to be voted on at the annual meeting are:
●	the election of two Class II directors to our Board for a term of three years; and
●	any other business that properly comes before the annual meeting.
Q:	How does the Board recommend that I vote?
A:	The Board recommends that you vote your shares “FOR” each of the nominees to the Board.

Q:	What shares can I vote?
A:

Each share of our common stock issued and outstanding as of the close of business on April 23, 2024, the record date for the annual meeting, is entitled to be voted on all items being voted upon at the annual meeting. The record date for the annual meeting is the date used to determine both the number of shares of our common stock that are entitled to be voted at the annual meeting and the identity of the shareholders of record and beneficial owners of those shares of common stock who are entitled to vote those shares at the annual meeting. On the record date for the annual meeting, we had 41,729,233 shares of common stock issued and outstanding.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record; and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?
A:

Most of our shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, Computershare, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by us. As the shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?
A:

You are entitled to attend the annual meeting only if you were an Ardmore shareholder as of the close of business on April 23, 2024 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record, but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 10:00 a.m. Atlantic Time.

Q:	How can I vote my shares in person at the annual meeting?
A:

Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?
A:

Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy or by voting online. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Q:	Can I change my vote?
A:

You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary by mail received prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?
A:

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Ardmore or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to our management.

Q:	How many shares must be present or represented to conduct business at the annual meeting?
A:

The general quorum requirement for holding the annual meeting and transacting business is that holders of at least one-third of the issued and outstanding shares of Ardmore common stock entitled to vote must be present in person or represented by proxy. Abstentions are counted for the purpose of determining the presence of a quorum, but broker non-votes (as explained below) will not be counted for purposes of determining the presence of a quorum.

Q:	How are votes counted?
A:

In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For any other item of business, you may vote “FOR,” “AGAINST,” or “ABSTAIN.” If you “ABSTAIN” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of Ardmore’s nominees to the Board, and in the discretion of the proxyholders on any other matters that properly come before the meeting.)

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?
A:

In the election of directors, the two persons receiving the highest number of “FOR” votes at the annual meeting will be elected. Any other proposal will require the affirmative “FOR” vote of a majority of the votes cast at the annual meeting, provided a quorum is present.

Q:	Is cumulative voting permitted for the election of directors?
A:

No. Ardmore does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each share of our common stock outstanding as of the close of business on the record date is entitled to one vote.

Q:	What happens if additional matters are presented at the annual meeting?
A:

Other than the one item of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Curtis Mc Williams, Anthony Gurnee, Bart Kelleher, James Watlington and Shari Simons, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees are not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?
A:

If you request a printed set of voting materials, you may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. Please follow the voting instructions for each instruction card that you receive. If you are a shareholder of record requesting printed voting materials and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?
A:

If you share an address with another shareholder and request a printed set of voting materials, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Ardmore Shipping Corporation

Belvedere Building

69 Pitts Bay Road, Ground Floor

Pembroke, HM08

Bermuda

Attention: Investor Relations

Telephone: +1 441 405 7800

Email: info@ardmoreshipping.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will bear the cost of soliciting votes for the annual meeting?
A:

We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?
A:	We intend to announce preliminary voting results at the annual meeting and publish final results in a report on Form 6-K following the annual meeting.
Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?
A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the written proposal must be received by our Secretary at the address set forth below no later than February 17, 2025. Such proposals also will need to comply with our bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be delivered or sent by mail, addressed to:

Ardmore Shipping Corporation

Belvedere Building

69 Pitts Bay Road, Ground Floor

Pembroke, HM08

Bermuda

Attention: Secretary

For a shareholder proposal that is not intended to be included in our proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of our common stock to approve that proposal, provide the information required by our bylaws and give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Secretary not less than 120 days or more than 150 days prior to the anniversary date of the immediately preceding annual meeting of shareholders.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board’s Nominating and Corporate Governance Committee. Any such recommendation should include the nominee’s name and qualifications for Board membership, comply with the further requirements set forth in our bylaws provisions regarding nomination of director candidates and be sent to our Secretary at the address set forth above. Please read “Corporate Governance Principles and Board Matters—Consideration of Director Nominees” below. In addition, our bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of our common stock to elect such nominee and provide the information required by our bylaws, as well as a statement by the nominee acknowledging that he or she consents to being nominated and will serve as a director if elected. In addition, the shareholder must give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Secretary within the time period described above under “Shareholder Proposals.”

Copy of Bylaws Provisions

You may contact our Secretary at the address set forth above for a copy of the relevant bylaws provisions containing the requirements for making shareholder proposals and nominating director candidates. Our bylaws are attached as Exhibit 1.2 to our Annual Report on Form 20-F filed with the SEC on March 15, 2024 and available on the SEC’s EDGAR database on the SEC’s website at www.sec.gov.

Q:	How may I communicate with Ardmore’s Board or the non-management directors on Ardmore’s Board?
A:	You may submit any communication intended for Ardmore’s Board by directing the communication by mail or fax addressed to:

Ardmore Shipping Corporation

Belvedere Building

69 Pitts Bay Road, Ground Floor

Pembroke, HM08

Bermuda

Attention: Chair

Fax: + 1 441 292 2024

Communications that are intended specifically for non-management directors should be addressed to the Nominating and Corporate Governance Committee and sent to the above address.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Ardmore is committed to sound corporate governance principles. These principles contribute to our business success and are essential to maintaining our integrity in the marketplace. Our Code of Ethics is available under the “Investors— Corporate Governance” section of our website at www.ardmoreshipping.com.

Board Independence

The Board has determined that each of its directors are “independent” under the rules of the New York Stock Exchange (the NYSE) and the rules and regulations of the SEC, except for Anthony Gurnee, our Chief Executive Officer and President.

Board Structure and Committee Composition

We have chosen to separate the positions of Chair of the Board and Chief Executive Officer and to have those positions occupied by different individuals, believing that the primary purpose of the Chair of the Board and the Board is to protect shareholders’ interests by providing oversight of management and that such separation consequently promotes greater management accountability to our shareholders.

The Board has the following standing committees: (1) Audit Committee; (2) Nominating and Corporate Governance Committee; (3) Talent and Compensation Committee; and (4) Sustainability Committee. The function of each of the committees is described later in this section. Each of the committees operates under a written charter adopted by the Board. All of the committee charters are available under the “Investors—Corporate Governance” section of our website at www.ardmoreshipping.com.

During 2023, the Board held six meetings. All of our directors then in office attended these Board meetings, except two directors missed one Board meeting each. Each member of each of our Board committees then in office attended all of their respective committee meetings in 2023. The Board holds executive sessions of non-management directors following each regularly scheduled meeting of the full Board. Additional executive sessions of non-management directors may be held from time to time as required. The director serving as the presiding director during executive sessions currently is Curtis Mc Williams, the Chair of the Board. The membership of each of the Board committees as of the date of this proxy statement, and the number of meetings of each committee held in 2023, are as follows:

Name of Director	Audit	Talent and Compensation	Nominating and Corporate Governance	Sustainability
Independent Directors:
Mats Berglund		X*	X	X
James Fok	X		X
Curtis Mc Williams**	X	X	X*
Helen Tveitan de Jong	X*			X
Kirsi Tikka		X		X*
Non-independent Directors:
Anthony Gurnee
Number of Meetings in 2023	8	4	2	4

X  = Committee member

*   = Committee Chair

** = Chair of the Board

Audit Committee

Our Audit Committee consists of three members. The Board has determined that each member of the Audit Committee is independent under the applicable rules of the NYSE and the rules and regulations of the SEC. All members of the committee are also financially literate under the applicable rules of the NYSE, and the Board has determined that Helen Tveitan de Jong qualifies as an “audit committee financial expert,” as such term is defined under SEC rules. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our financial reporting, procedures and the adequacy of our internal accounting controls. The report of the Audit Committee is included on page 24 of this proxy statement.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of three directors who are independent under the applicable rules of the NYSE. The Nominating and Corporate Governance Committee is responsible for recommending to the Board nominees for director and directors for appointment to Board committees and advising the Board with regard to corporate governance practices.

Sustainability Committee

Our Sustainability Committee consists of three directors who are independent under the rules of the NYSE. The Sustainability Committee assists the Board in fulfilling its sustainability oversight responsibilities with respect to the environmental and social matters that we expect could have a material impact on our performance or a material impact on any of our stakeholders.

Talent and Compensation Committee

Our Talent and Compensation Committee consists of three directors who are independent under the applicable rules of the NYSE. The Talent and Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation.

Consideration of Director Nominees

The Nominating and Corporate Governance Committee uses a variety of methods to identify director nominees, such as professional search firms, shareholders or others. The committee considers properly submitted shareholder nominations for Board candidates. In evaluating director nominees, the committee considers the qualifications, skills, experience, diversity, background and knowledge of the nominees in light of the overall composition of the existing Board. For a description of the process for nominating directors in accordance with our bylaws, please read “Questions and Answers about the Proxy Materials and the Annual Meeting — What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6 of this proxy statement.

Exemptions from NYSE Corporate Governance Rules

As a “foreign private issuer” under SEC rules, we are not required to comply with certain corporate governance practices followed by U.S. companies under NYSE rules. While we have flexibility in this respect, we have voluntarily adopted a number of NYSE practices required of U.S. listed companies, such as having a majority of independent directors, establishing a Compensation Committee and a Nominating and Corporate Governance Committee each composed of independent directors, adopting corporate governance guidelines and holding regular executive meetings of non-management directors. We believe that our established practices in the area of corporate governance provide adequate protection to our shareholders.

The following is the significant way in which our corporate governance practices differ from those followed by U.S. domestic companies listed on the NYSE, and which difference is permitted by NYSE rules for “foreign private issuers” such as us:

The NYSE requires that U.S. issuers obtain shareholder approval prior to the adoption of equity compensation plans and prior to certain equity issuances, including, among others, issuing 20% or more of our outstanding shares of common stock or voting power in a transaction. The Board approves the adoption of equity compensation plans in lieu of such shareholder approval, and we do not intend to seek shareholder approval prior to equity issuances that otherwise would require such approval if we were not a foreign private issuer.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Compensation Philosophy

We believe it is important to align the interests of our directors and management with those of our shareholders. In this regard, we have determined that it generally is beneficial to us and to our shareholders for our directors and management to have a stake in our long-term performance. We expect that a meaningful component of the compensation packages for our directors and management will consist of equity interests in Ardmore in order to promote this alignment of interests.

Equity Incentive Plan

We currently have an equity incentive plan, the 2013 Equity Incentive Plan (the “plan”), under which directors, officers, and employees (including any prospective officer or employee) of us and our subsidiaries and affiliates, and consultants and service providers (including persons who are employed by or provide services to any entity that is itself a consultant or service provider) to us and our subsidiaries and affiliates, as well as entities wholly-owned or generally exclusively controlled by such persons, may be eligible to receive incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, unrestricted stock and other equity-based or equity-related awards that the plan administrator determines are consistent with the purposes of the plan and our interests. Subject to adjustment for changes in capitalization, the aggregate number of shares of our common stock with respect to which awards may at any time be granted under the plan will not exceed 8% of the issued and outstanding shares of our common stock at the time of issuance of the award. The plan is administered by the Talent and Compensation Committee of the Board. For additional information about the plan, please see Item 6.B of our Annual Report on Form 20-F for the year ended December 31, 2023.

Director and Senior Management Compensation

We paid $4.4 million in aggregate cash compensation to our five senior executive officers for 2023. This amount excludes equity-based compensation.

For 2023, each of our non-employee directors received cash compensation in the aggregate amount of $65,000, plus an additional fee of $65,000 for a director serving as Chair of the Board, $20,000 for a director serving as Chair of the Audit Committee, $15,000 for a director serving as Chair of other committees, $10,000 for each member of the Audit Committee and $5,000 for each member of other standing committees, plus reimbursements for actual expenses incurred while acting in their capacity as a director. We paid $0.5 million in aggregate compensation to our directors for 2023.

Each director and officer is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Stock Appreciation Rights (“SARs”)

As of December 31, 2023, we had granted a total of 3,710,473 SARs (inclusive of 5,779 forfeited SARs) to certain of our officers and directors under the 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of our common stock following the grant of the award.

Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of our common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of our common stock, based on the fair market value of a share of our common stock at the time of exercise of the SAR.

Restricted Stock Units (“RSUs”)

On March 2, 2023, ASC granted 92,130 RSUs to certain members of management that will vest in three equal annual tranches from the date of grant.

On June 14, 2023, ASC granted 38,240 RSUs to certain of its directors that will vest in twelve months from the date of grant.

Under an RSU award, the grantee is entitled to receive a share of ASC’s common stock for each RSU at the end of the vesting period. Payment under the RSU will be made in the form of shares of ASC’s common stock. The RSU awards include dividend equivalent rights equal in number to the number of shares underlying the award of RSUs granted.

Please see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2023 and Note 16 “Share-based compensation” to our consolidated financial statements included in such Annual Report, for additional information about the SAR awards and RSUs.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1: ELECTION OF DIRECTORS

Ardmore’s Board is divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. At the 2024 annual meeting, shareholders will elect two Class II directors to serve for three-year terms until the 2027 annual meeting and until their successors are elected. The remaining four directors are divided into two Class I directors and two Class III directors, whose terms expire in 2026 and 2025, respectively. Votes at the 2024 annual meeting may not be cast for a greater number of director nominees than two.

Information regarding the business experience of each nominee and each continuing director is provided below. There are no family relationships among our executive officers and directors.

If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the two persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy card or voting instruction card.

The two persons receiving the highest number of “FOR” votes represented by shares of Ardmore’s common stock, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.

The Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees is not available as a candidate for director, the proxyholders, Curtis Mc Williams, Anthony Gurnee, Bart Kelleher, James Watlington and Shari Simons, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

The Board recommends a vote FOR the election to the Board of each of the following nominees:

INFORMATION ABOUT DIRECTORS STANDING FOR ELECTION

Class II Directors (terms would expire in 2027)

Anthony Gurnee PRESIDENT & CEO Director since 2013 Age: 64 Committees: • none

Experience

●
Founder, Chief Executive Officer and Director, Ardmore (since 2010)
●
Chief Executive Officer, Industrial Shipping Enterprises, a containership and chemical tanker company (2007 – 2008)
●
Chief Operating Officer, MTM Group, an operator of chemical tankers (1999 – 2003)
●
Chief Financial Officer, Teekay Corporation (1992 – 1997)
●
Financier, Nedship Bank and Citigroup [focused on the shipping and offshore industries)
●
Surface Warfare Officer and Intelligence Specialist, U.S. Navy (1981-1989)

Other Organizations

●
Fellow, Institute of Chartered Shipbrokers
●
Independent Director, Simply Blue Energy, engaged in the development of offshore floating wind, wave energy, and sustainable aquaculture projects (2015 - 2023)

Education

●
MBA, Columbia Business School
●
B.Sc., U.S. Naval Academy
●
CFA Charter Holder

Qualifications/Expertise / Rationale for Nomination

●
Shipping Industry and Operations Expertise: gained as a nearly 40-year veteran of the shipping business with executive leadership and CEO roles at operators of crude tankers, product tankers, chemical tankers, and containerships, including his current role as CEO of Ardmore; additionally, he served for nine years as a Surface Warfare Officer and Intelligence Specialist in the U.S. Navy, trained to maintain and operate ships, their crews and systems, as well as to analyze commercial shipping activity of interest to the US Government;
●
Finance and Capital Markets Experience: developed during his time as a banker at Citigroup and further expanded as the CFO at Teekay, where he led the company’s financial restructuring and subsequent IPO in the mid 1990s, as well as leading Ardmore during its IPO in 2013
●
Sustainability Experience: gained through his role as a director at a company engaged in the development of offshore flowing wind, wave energy and sustainable aquaculture projects

Helen Tveitan de Jong Director since 2018 Age: 56 Committees: • Audit (Chair) • Sustainability

Experience

●
Chair (since 2007) and Chief Executive Officer (since 2017), Carisbrooke Shipping Holdings Ltd., a specialist owner operator of mini-bulk and project cargo ships
●
Chief Financial Officer, Tidships Group / Eastern Bulk in Norway (2010 – 2017)
●
Founding Partner, THG Capital, a shipping finance advisory firm (2001 – 2008)
●
Held several positions as interim Finance Director for shipping companies including in the dry bulk sector (2003 – 2017)
●
Nedship Bank N.V., a shipfinance bank specializing in arranging financing for the shipping industry (1993 – 2001)
o
Manager London Representative office (established and managed the office (1996 – 2001)
o
Relationship Manager (1993 – 1996)

Other Public Company Boards

●
Taylor Maritime Investments Limited, internally managed investment company listed on the premium segment of the London Stock Exchange (2021-2024)

Education

●
DRS, Economics, Erasmus University Rotterdam

Qualifications/Expertise / Rationale for Nomination

●
Shipping Industry Experience: acquired due to her current role as Chair/CEO of a specialist owner operator of mini-bulk and project cargo ships that controls a fleet of 29 ships, and through her experience as an interim Finance Director for shipping companies, most notably in the dry bulk sector
●
Financial Expertise: developed as a result of holding a variety of senior finance roles, including as a founding partner at shipping finance advisory firm THG Capital, CFO of Tidships and her several positions as interim Finance Director for other shipping companies and her experience at Nedship, a shipfinance bank
●
Global / International Experience: gained due to her extensive career with companies in Norway and the United Kingdom

INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE

Set forth below is information about other Ardmore directors with terms continuing as of the 2024 annual meeting.

Class III Directors (terms expire in 2025)

Curtis Mc Williams CHAIR OF THE BOARD (since 2019) Director since 2016 Age: 68 Committees: • Audit • Talent and Compensation • Nominating and Corporate Governance (Chair)

Experience

●
Kalera, Inc., a global leader in vertical community farms
o
Chairman of the Board (2022)
o
Interim Chief Executive Officer (2021 – 2022)
●
President and Chief Executive Officer, CNL Real Estate Advisors, Inc., a REIT focused on properties in the seniors housing and healthcare sectors (2007 – 2010)
●
President and Chief Executive Officer, Trustreet Properties Inc., a REIT offering multiple financing options and advisory services to the restaurant industry (1997 – 2007)
●
Merrill Lynch & Co.
o
Chair, Private Advisory Service (1996 – 1997)
o
Various roles including Managing Director, co-head of the firm’s Transportation Group (1983 – 1996)

Other Public Company Boards

●
Director, Modiv Inc. (since 2019)
●
Kalera, Inc., Chair (2022 – 2023)
●
Braemar Hotels and Resorts (2013 – 2022)
●
Campus Crest Communities (2015 – 2016)
●
Trustreet Properties (2005 – 2007)

Education

●
BSE, Chemical Engineering, Princeton University
●
MBA, Finance, University of Chicago Graduate School of Business

Qualifications/Expertise

●
Finance and Real Estate Experience: gained during his nearly 40 years in the industry holding leadership positions at several large real estate companies including a REIT focused on acquiring properties and sponsoring alternative investments and advisory services
●
Investment Banking Expertise: developed during his more than 13 years of investment banking experience where he facilitated a number of major transactions
●
Sustainability and Technology Expertise: obtained through his leadership role at Kalera, a vertical farming company that uses technology to ensure more access to the freshest, most nutritious and cleanest products available by optimizing plant nutrient formulas, developing an advanced automation and data acquisition system using big data analytics and AI capabilities

James Fok Director since 2023 Age: 44 Committees: • Audit • Nominating and Corporate Governance

Experience

●
Chief Commercial Officer, Central Moneymarkets Unit, Hong Kong Monetary Authority (since 2023)
●
Senior Executive, Hong Kong Exchanges and Clearing (2012 – 2021)
●
Investment banker, various bulge bracket investment banks (2000 – 2012)

Other Organizations

●
Board Member, International Securities Service Association (2018 – 2021; since 2024)
●
Member, Fintech Advisory Group, Securities and Futures Commission (since 2023)
●
Advisor, Bain & Company (2022 – 2023)
●
Advisory Board Member, Hex Trust (2021 – 2023)
●
Industry Advisory Committee Member, Ireland for Finance (2021 – 2023)
●
Member, Financial Services Advisory Committee, Hong Kong Trade Development Council (2015 – 2021)

Education

●
BA (Hons), Law and Chinese, School of Oriental & African Studies, University of London

Qualifications/Expertise

●
Finance and Capital Markets Experience: gained while playing a major role in a number of landmark Chinese capital market internationalization initiatives and displayed by his extensive writing and speaking engagements related to market structure issues and the intersection between geopolitics and international finance
●
Financial Services Expertise: acquired as a result of his more than 20 years of experience in the sector including work as an investment banker and as a corporate executive in the market infrastructure sector, and further developed through his service on a wide range of public and private sector boards and committees
●
Global / International Experience: developed during his career as an investment banker in both Europe and Asia, as well as his more recent work in Hong Kong and China

Class I Directors (terms expire in 2026)

Mats Berglund Director since 2018 Age: 61 Committees: • Talent and Compensation (Chair) • Nominating and Corporate Governance • Sustainability

Experience

●
Chief Executive Officer, Pacific Basin, a Hong Kong-listed owner and operator of dry bulk vessels (2012 – 2021)
●
Chief Financial Officer and Chief Operating Officer, Chemoil Energy, a Singapore-listed marine fuel trader (2011 – 2012)
●
Head of Crude Transportation, New York-listed Overseas Shipholding Group (2005 – 2011)
●
The Swedish Stena Group (1986 – 2005); including CFO of listed Concordia Maritime, President of StenTex (a Stena and Texaco joint venture) and President of Stena Rederi (parent company for all shipping activities for the Stena group of companies)

Other Public Company Boards

●
Pacific Basin (2012 – 2021; since January 2024)
●
Algoma Central Corporation (since 2023)

Other Organizations

●
INED of the ship management and offshore services company Northern Marine Group (since 2022)
●
Previously served on three P&I Club Member boards
o
Swedish Club
o
Norwegian Hull Club
o
North of England

Education

●
Economist Degree, Gothenburg University Business School
●
Graduate, Advanced Management Program, Harvard Business School

Qualifications/Expertise

●
Shipping Industry Expertise: substantial knowledge developed over his more than 35 years in the shipping industry in Europe, the USA and Asia serving at various companies focused on different aspects of shipping, including tankers, dry bulk, ship management and marine fuel trading
●
Global/International Experience: acquired during his tenure at Stena, where he served in a variety of roles in Sweden and the US and then leading Hong Kong-based Pacific Basin
●
Finance and Operations Expertise: displayed while serving at Stena, as CFO and COO of Chemoil and then as CEO of Pacific Basin, where the company, under his leadership, consistently outperformed the market and grew to one of the world’s largest owner/operator of dry bulk vessels with a fleet of more than 250 ships

Kirsi Tikka Director since 2019 Age: 67 Committees: ● Sustainability (Chair) ● Talent and Compensation

Experience

●
American Bureau of Shipping Classification Society
o
Executive Vice President, Senior Maritime Advisor (2018 – 2019)
o
Executive Vice President, Global Marine (2016 – 2018)
o
President and Chief Operating Officer, ABS Europe Division (2012 – 2016)
o
VP and Chief Engineer, Global (2011 – 2012)
o
VP, Global Technology, Business Development and Special Projects (2005 – 2011)
o
Vice President, Engineering (2001 – 2005)
●
Professor of Naval Architecture, Webb Institute in New York (1996 – 2001)
●
Naval architect, operations planner and analyst, Chevron Shipping (1989 – 1995)
●
Wärtsilä Shipyards in Finland (1980 – 1983)

Other Public Company Boards

●
Pacific Basin Shipping Limited (since 2019)

Other Organizations

●
Director, Foreship, an employee-owned ship design and engineering company (since 2023)
●
Editorial Board member, Lloyds List (since 2023), a provider of weekly shipping news in London since 1734
●
Foreign Member, U.S. National Academy of Engineering (since 2016)
●
Chair, U.S. National Academies Committee on Oil in the Sea IV: Input, Date and Effects (2020 – 2022)
●
Member, U.S. National Academies Committee on U.S. Coast Guard Oversight of Recognized Organization (2021)
●
Fellow, both the Society of Naval Architects and Marine Engineers and the Royal Institution of Naval Architects (since 2012 and 2004, respectively)

Education

●
PhD, Naval Architecture and Offshore Engineering, University of California, Berkeley
●
MS, Mechanical Engineering and Naval Architecture, University of Technology in Helsinki l

Qualifications/Expertise

●
Shipping Industry Expertise: acquired over her 30 years of shipping experience in virtually every role from maintenance and repair to design and analytics, and teaching to management
●
Engineering Expertise: developed over her significant career in shipping, which includes teaching experience, and her extensive, recognized knowledge as reflected by her many advisory roles, membership of the United States National Academy of Engineering, and further evidenced through the award of David Taylor Medal which is the highest recognition for a naval architect in the United States
●
Sustainability Experience: gained over her career as a marine industry leader and a long-standing advocate for enhancing the safety and environmental performance of the maritime industries and further expanded while chairing a significant update to a study on oil in the sea and its related impacts, as well as during her time at the Webb Institute, where she carried out research on double hull tankers; additionally demonstrated as a contributor to the book “Maritime Decarbonization: Practical Tools, Case Studies and Decarbonization Enablers” published in 2023
●
Global/International Experience: obtained over her maritime career, which spans nearly four decades living and working in New York, London, San Francisco, and Finland.

MATRIX OF DIRECTORS’ SKILLS AND EXPERIENCE

Berglund, Mats	de Jong, Helen	Fok, James	Gurnee, Anthony	Mc Williams, Curtis	Tikka, Kirsi
Capital Markets	*experience with capital structure, financing, investing activities and M&A*			•	•	•	
Engineering	*technical engineering background and knowledgerelating to the shipping industry*						•
Global / International	*experience working with global companies and organizations; knowledge of global operations and intrenational business strategy development and management*	•		•			•
Finance	*senior executive level experience in financial accounting and reporting, auditing, corporate finance and/or internal controls*		•	•	•	•	
Financial Services / Investment Banking	*in-depth experience in the financial services, asset management or investment banking industries*			•		•	
Operations	*experience overseeing development and execution of a company's operational policies and procedures*	•			•		
Shipping Industry	*significant experience in varied aspects of the shipping industry including with tankers, dry bulk, ship management, marine fuel trading, design and analytics, and/or maintenance*	•	•		•		•
Sustainability	*experience in projects focused on environmental impact*	•	•				•
Technology / Cyber	*experience with technological developments, including advanced automation, big data analytics, AI, cyber risk and cybersecurity*		•			•

This matrix is not meant to encompass or reflect all of the skills and experience possessed by each director.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership, as of the record date for the 2024 annual meeting of April 23, 2024 (except as otherwise noted), of our common stock by:

●	each person or entity known by us to beneficially own 5% or more of our common stock; and
●	all our current directors, executive officers and senior management, as a group.

The information provided in the table is based on information filed with the SEC and information provided to us.

The number of shares beneficially owned by each person, entity, director, executive officer or other member of senior management is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of the date 60 days after April 23, 2024, through the exercise of any stock option or other right; however, any such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

Identity of person or group	Shares Beneficially Owned
	Number	Percentage(1)
Dimensional Fund Advisors LP(2)	2,758,657	6.6%
BlackRock Inc(3)	2,622,955	6.3%
Scorpio Holding Limited(4)	2,304,112	5.5%
All directors and executive officers as a group(5)(6)	680,289	1.6%

(1)	Based on 41,729,233 shares of common stock outstanding on April 23, 2024.
(2)	This information is based on the Amendment No. 5 to Schedule 13G filed with the SEC on February 9, 2024. According to this Amendment No. 5 to Schedule 13G, Dimensional Fund Advisors possessed sole voting power over 2,713,148 shares and sole dispositive power over 2,758,657 shares.
(3)	This information is based on the Amendment No. 7 to Schedule 13G filed with the SEC on February 1, 2024. According to this Amendment No. 7 to Schedule 13G, BlackRock Inc. possessed sole voting power over 2,488,622 shares and sole dispositive power over 2,622,955 shares.
(4)	This information is based on the Schedule 13G filed with the SEC on July 31, 2023. According to this Schedule 13G, Scorpio Holdings Limited and Annalisa Lolli-Ghetti possessed shared voting and dispositive power over 2,304,112 shares.
(5)	Includes 38,240 RSUs that have not vested as at April 23, 2024 but are due to vest before June 22, 2024 (60 days after April 23, 2024).
(6)	Each director and executive officer beneficially owns less than 1% of the outstanding shares of our common stock.

As of April 23, 2024, we had three shareholders of record located in the United States, one of which is Cede & Co., a nominee of The Depository Trust Company, which held an aggregate of 41,714,566 shares of our common stock, representing approximately 99.96% of our outstanding shares of common stock. We believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both United States and non-U.S. beneficial owners.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns a majority of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Ardmore.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ardmore has a 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited (“AASML”), owned in equal shares by the third-party technical manager Anglo-Eastern and our wholly-owned subsidiary Ardmore Shipping (Bermuda) Limited. AASML was incorporated in June 2017 and began providing technical management services exclusively to the Ardmore fleet on January 1, 2018. Ardmore has entered into standard Baltic and International Maritime Council (BIMCO) ship management agreements with AASML for the provision of technical management services to 22 of our vessels as of December 31, 2023 (2022: 14 vessels). AASML provides the vessels with a wide range of shipping services such as repairs and maintenance, provisioning and crewing.

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

The following table provides information about our executive officers.

Name	Age	Position
Anthony Gurnee	64	President and Chief Executive Officer
Mark Cameron	58	Executive Vice President and Chief Operating Officer
Bart Kelleher	49	Chief Financial Officer and Secretary
Gernot Ruppelt	42	Senior Vice President and Chief Commercial Officer
Aideen O’Driscoll	37	Senior Vice President and Director Corporate Services

Anthony Gurnee	For information on the business background of Mr. Gurnee, please see “Information About Directors Continuing in Office” above.

Mark Cameron

Mark Cameron is the Executive Vice President and Chief Operating Officer for Ardmore, appointed in June 2010. In 2022, Mr. Cameron relocated to Singapore and has taken on the additional role as Managing Director of Ardmore Shipping (Asia) Pte Ltd. Mr. Cameron is a past Chairman of the International Parcel Tankers Association (IPTA) and was previously an advisory board member of The Carbon War Room, an NGO. Presently, Mr. Cameron serves on the boards of the West of England (Luxembourg) P&I Club, as well as the joint ventures ‘e1 Marine LLC’ and ‘Anglo Ardmore Ship Management Limited’. Mr. Cameron is a member of the Lloyds Register Marine Committee and an ABS Council member. Prior to Ardmore, from 2008 to 2010, Mr. Cameron served nine years at Teekay Corporation as Vice President, Strategy and Planning. Mr. Cameron has also held a number of senior management roles ashore with Safmarine and AP Moller specializing in integrating acquisitions covering all facets of ship management including sale and purchase, newbuilding supervision, personnel management, procurement, fleet management and technical projects. Mr. Cameron spent 11 years at sea rising to the rank of Chief Engineer with Safmarine.

Bart Kelleher

Bart Kelleher joined Ardmore in 2022 as Chief Financial Officer. He has over 25 years of progressive experience in the maritime, finance, energy, and industrials sectors. From 2016 to 2022, Mr. Kelleher held executive roles with Chembulk Tankers, an owner and operator of stainless-steel chemical tankers, serving as Chief Executive Officer, Chief Financial Officer and Chief Strategy Officer. From 2010 to 2015, he was the Chief Operating Officer of Principal Maritime Management, which owned and operated a fleet of Suezmax crude carriers and chemical tankers, where he also functioned as acting Chief Financial Officer during the company’s start-up and initial growth phases. In addition to his executive experience in the maritime energy transportation sector, Mr. Kelleher has held roles in investment banking, commercial banking, equity research, and capital markets in the maritime and energy-related industries at Bear Stearns and HSH Nordbank. Earlier in his career, he served as a deck officer onboard US-flag crude oil tankers and held management positions in both the cruise industry and with a leading naval architecture firm. Mr. Kelleher holds an MBA from Columbia Business School, an MS in Ocean Systems Management from Massachusetts Institute of Technology, and a BE in Naval Architecture from New York Maritime College. Mr. Kelleher serves as a Director of Element 1 Corporation, a developer of methanol to hydrogen technology, and as an advisory board member to OrbitMI, an innovative technology firm offering advanced AI-based fleet performance management solutions.

Gernot Ruppelt

Gernot Ruppelt is Senior Vice President and Chief Commercial Officer for Ardmore. Mr. Ruppelt has built up, lead and developed Ardmore’s global commercial platform since joining as Chartering Director in 2013. He was promoted to senior management in December 2014. Mr. Ruppelt has extensive management and commercial experience in the maritime industry. Before joining Ardmore, he was a Tanker Projects Broker with Poten & Partners in New York. Previously, he held various positions up to Trade Manager for Maersk in the United States, Europe, and Asia. Mr. Ruppelt holds an Executive MBA from INSEAD. He also graduated from the Institute of Chartered

Shipbrokers in London, Hamburg Shipping School, and Maersk International Shipping Education (MISE). Mr. Ruppelt is currently Chairman of INTERTANKO’s Commercial and Markets Committee, and he serves on the board of Anglo Ardmore Ship Management.

Aideen O’Driscoll

Aideen O’Driscoll was appointed Ardmore’s Senior Vice President and Director of Corporate Services in 2022, with responsibility for human resources, legal, office management and project management. Ms. O’Driscoll joined Ardmore in June 2015 as Legal Associate, before being appointed to the role of Director of Human Resources in 2019. Prior to Ardmore, Ms. O’Driscoll spent five years practicing as a commercial conveyancing and banking solicitor. Ms. O’Driscoll holds a Bachelor of Civil Law and an LLM Master’s Degree in Law, both from University College Cork. Ms. O’Driscoll was admitted to the Roll of Solicitors in 2013 and has completed an Executive MBA with Cork University Business School. Ms. O’Driscoll is a member of the steering committee of the Diversity Study Group, promoting greater equality, diversity, and inclusion in the shipping industry.

Executive Employment Agreements

We have entered into employment agreements with five of our executives: Mark Cameron, our Executive Vice President and Chief Operating Officer; Anthony Gurnee, our President and Chief Executive Officer; Bart Kelleher, our Chief Financial Officer; Aideen O’Driscoll, our Senior Vice President and Director of Corporate Services and Gernot Ruppelt, our Senior Vice President and Chief Commercial Officer. Pursuant to the terms of their respective employment agreements, our executive officers are prohibited from disclosing or unlawfully using any of our material confidential information. The employment agreements, which include compensation provisions, and one-year non-solicitation and non-compete clauses following the cessation of the employee’s employment with us.

The employment agreements require that we maintain director and officer insurance and that we indemnify and hold the employee harmless against all expenses, liability and loss (including reasonable and necessary attorneys’ fees, judgments, fines and amounts paid in settlement) in connection with any threatened or pending action, suit or proceeding, to which the employee is a party or is threatened to be made a party as a result of the employee’s employment with us. The indemnification provisions exclude fraud, willful misconduct or criminal activity on the employee’s behalf.

PRINCIPAL AUDITOR FEES AND SERVICES

Our principal accountants for the years ended December 31, 2023 and 2022 were Deloitte & Touche LLP.

Audit Fees. The audit fees for the audit of the years ended December 31, 2023 and 2022 were $0.6 million and $0.8 million, respectively.

Audit-Related Fees. Audit-related fees relating to work performed by our principal accountants for the years ended December 31, 2023 and 2022 were $0.0 million and $0.0 million, respectively.

Tax Fees. There were no tax fees billed by our principal accountants in 2023 or 2022.

All Other Fees. There were no other fees billed by our principal accountants in 2023 or 2022.

The Audit Committee of the Board is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2023 and 2022.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our financial reporting procedures and the adequacy of our internal accounting controls. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from us for such advice and assistance.

Ardmore’s management has primary responsibility for preparing Ardmore’s consolidated financial statements and for Ardmore’s financial reporting process. Our independent auditors, Deloitte & Touche LLP, are responsible for expressing an opinion on the conformity of our audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee reports as follows:

1.	The Audit Committee has reviewed and discussed the audited consolidated financial statements for 2023 with Ardmore’s management.
2.	The Audit Committee has discussed with the independent auditors the matters required to be discussed by the applicable requirements of the U.S. Public Company Accounting Oversight Board.
3.	The Audit Committee has received the letter and written disclosures from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors’ communications concerning independence, and has discussed the matter of independence with the independent auditors.
4.	Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to the Board, and the Board has approved, that Ardmore’s audited consolidated financial statements be included in Ardmore’s Annual Report on Form 20-F for 2023, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board.

Helen Tveitan de Jong, Chair

Curtis Mc Williams

James Fok

LEGAL MATTERS

Note About Forward-Looking Statements

Matters discussed in this proxy statement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. Forward-looking statements may appear throughout this proxy statement, including in the Letter from Our Chief Executive Officer. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in Items 3 (“Key Information — Risk Factors) and Items 5 (“Operating and Financial Review and Prospects”) of our SEC Forms 20-F and elsewhere in certain of our SEC reports on Form 6-K. We caution readers of this proxy statement not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of Ardmore’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Note About Websites and Reports

None of the statements on our website or reports referenced in this proxy statement are deemed to be part of, or incorporated by reference into, this proxy statement.